

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 26, 2007

Mr. Kieran Caterina
Acting Co-Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

RE: Form 10-K/A for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 1-14761

Dear Mr. Caterina:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

2. We note your disclosures provided under the caption, Material Weakness on page 45. It is unclear to us what you are trying to convey to readers in the eight paragraphs preceding your tabular presentation on the top of page 46. As such, please either remove this disclosure, or significantly revise it to clarify what you are trying to convey to readers.

Item 8 - Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. Please make arrangements with your auditors to have them revise their report to clarify that the 2006 consolidated financial statements have also been restated. See AU 420.11.

Note A – Significant Accounting Policies, page F-10

Restatement, page F-15

4. You disclose that you restated 2005 and 2006 results to reflect the reversal of certain previously-accrued expenses for investment partnerships compensation. Please enhance your disclosure herein and elsewhere throughout the filing as necessary to more clearly discuss the nature of the restatement. For example, your disclosure should address what the compensation costs relate to, why and when they were initially accrued and why the accruals are no longer considered necessary. In addition, if any of the accruals were made prior to December 31, 2004, please address why you believe prior period financial statements do not need to be restated. Also, clarify for readers why the adjustment to compensation expense causes an increase to management fees.

5. You state in Management's Discussion and Analysis that compensation costs decreased due to the reversal of these previously accrued expenses. This disclosure is confusing since the reversal of previously accrued expenses was a correction of an error (i.e. those expenses should not have been recorded). As such, we would expect a discussion of the decrease in compensation costs without reference to the reversal of these previously accrued expenses. Given the variable nature of your compensation costs and the increase in your revenues, we would have expected compensation costs to have increased. Please fully explain the decrease in compensation costs.

6. Please enhance your disclosure herein and elsewhere throughout the filing as necessary to more clearly discuss the restatement related to your accounting for certain proprietary investment accounts. Specifically, disclose why you initially recorded the individual assets and liabilities of certain proprietary investment accounts on a net basis and why you now believe recording the assets and liabilities on a gross basis is appropriate.

Note B – Investments in Securities, page F-17

7. For your available for sale securities, please disclose the total gains for securities with net gains and the total losses with securities with net losses. See paragraph 19 of SFAS 115.

8. You indicate that you have four holdings and one holding in loss positions at December 31, 2005 and 2006, that were not deemed to be other than temporarily impaired due to the length of time that they have been in a loss position. Please revise your disclosures to clarify the length of time that each holding has been in a loss position and quantify the dollar amount for each holding. In addition, please provide the disclosures required by paragraph 21 of EITF 03-1.

9. We note that your unrealized gains and losses for available for sale securities reported as a separate component of stockholders' equity is net of management fees. Please address the appropriateness of netting management fees against these unrealized gains and losses. Please tell us the accounting literature you relied on.

Note C – Investments in Partnerships and Affiliates, page F-17

10. Given the amended agreements of certain investment partnerships and an offshore
fund on March 31, 2006, please tell us how you concluded that you were not
required to consolidate these entities after the first quarter of 2006. Please
provide us with a comprehensive analysis which refers to both FIN46R and EITF
04-5.

- We note your belief that as long as GBL continues to not maintain direct or
  indirect control over the investment partnerships and offshore funds they are
  not required to be consolidated. Ensure your analysis addresses this belief as
  it relates to the application of FIN46R which explains how to identify variable
  interest entities and how an enterprise assesses its interests in a variable
  interest entity to decide whether to consolidate that entity.
- Revise your disclosures to clarify the business purpose of amending these
  agreements. We assume that you gave up control to avoid having to
  consolidate these entities. Also disclose the economic impact, if any, of
  giving up control of these entities.
- Quantify for readers the impact on your consolidated statements of income
  and cash flows for the three months ended March 31, 2006 as it relates to the
  consolidation of these entities.

Revise your disclosures to clarify which entities are consolidated as a result of
applying the guidance set forth EITF 04-5 and which entities are consolidated as a
result of applying the guidance set forth in FIN46R.

11. We assume that your balance sheet caption investments in partnerships and
affiliates relates to those investments which you account for under the equity
method of accounting. Please clarify. In addition, please clarify where you
reflect your equity in earnings of these equity method investees and quantify the
amounts for each period presented.

Item 9A – Controls and Procedures, page II-1

(a) Evaluation of Disclosure Controls and Procedures, page II-1

12. We note that you identified two material weaknesses and concluded that your
"disclosure controls and procedures were not effective, with respect to these
items, as of December 31, 2006." It is not appropriate to provide such a
qualification when concluding whether your disclosure controls and procedures
were or were not effective. Please revise to disclose whether your disclosure
controls and procedures were or were not effective.

<u>(c) Changes in Internal Control Over Financial Reporting, page II-2</u>

13. Regarding the second material weakness relating to the evaluation of and accounting for certain non-routine transactions, it is unclear what non-routine transactions you are referring to and steps you have taken to strengthen your internal controls over financial reporting. Please revise your disclosures accordingly.

<p align="center"><u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007</u></p>

<u>General</u>

14. Please address the above comments in your interim filings as well.

<u>Item 4 – Controls and Procedures, page 20</u>

15. We note that you define disclosure controls and procedures as those controls and procedures "that are effective in ensuring that all material information required to be filed in this quarterly report has been made known to [you] in a timely fashion." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

<u>Item 6 – Exhibits</u>

16. It does not appear that you have filed your Section 302 and 906 certifications. SEC Release 33-8238 requires Section 302 and 906 certifications to be filed as exhibits to annual and quarterly reports. As such, please file an amendment to your Form 10-Q to include Section 302 and 906 certifications. In doing so, please refile the Form 10-Q in its entirety, along with the certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief